Exhibit 99.3

PRESS RELEASE

Addex Therapeutics Reports 2025 Half Year and Second Quarter Financial Results and Provides Corporate Update

•	Cash position of CHF 2.3 million at end of H1 2025
•	GABAB PAM chronic cough candidate demonstrated robust anti-tussive activity in disease models
•	Regained rights to phase 2 mGlu2 PAM asset, ADX71149
•	Indivior advanced GABAB PAM substance use disorders program successfully through IND enabling studies
•	Entered option agreement with Sinntaxis for exclusive license to intellectual property covering the use of mGlu5 NAM in brain injury recovery
•	Invested in Stalicla SA, confirming commitment to advancing innovative treatments for CNS disorders

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, September 30, 2025 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, today reported its half-year and second quarter financial results for the periods ended June 30, 2025, and provided a corporate update.

“We have seen great progress in the first six months of 2025, both in terms of drug candidate development and achieving business milestones. In particular, progress continues well and on track with our GABAB PAM drug candidate in chronic cough. We also presented positive data from the cough program, achieved in multiple preclinical models, at the prestigious American Cough conference. We also regained rights to our Phase 2 mGlu2 PAM asset, ADX71149, for which we are evaluating next steps for the program internally,” said Tim Dyer, CEO of Addex. “Solidifying our position to use mGlu5 NAMs in brain injury, we entered an option agreement with Sinntaxis to gain access to additional intellectual property in the field. Our plan is to explore further the clinical activity of dipraglurant in this indication. Our partner, Indivior, has advanced its GABAB PAM clinical candidate through IND enabling studies, providing additional validation of our allosteric modulation approach. We also led a financing in Stalicla, a Swiss company pioneering a precision medicine approach for neurodevelopmental and neuropsychiatric disorders. Following the spin-out of Neurosterix last year, this investment continues to underscore our commitment to advancing innovative treatments for CNS disorders.”

Operating Highlights:

•	GABAB PAM chronic cough candidate demonstrated robust anti-tussive activity in multiple models of disease
•	Regained rights to phase 2 mGlu2 PAM asset, ADX71149
•	Indivior advanced its GABAB PAM program for substance use disorders successfully through IND enabling studies
•	Entered option agreement with Sinntaxis for exclusive license to intellectual property covering use of mGlu5 NAM in brain injury recovery
•	Invested in Stalicla, continuing strategic commitment to advancing innovative treatments for CNS

Key H1 2025 Financial Data

CHF’ thousands	Q2 25	Q2 24	Change	H1 25	H1 24	Change
Income	36	115	(79)	107	350	(243)
R&D expenses	(234)	(339)	105	(391)	(584)	193
G&A expenses	(535)	(675)	140	(1,056)	(1,453)	397
Total operating loss	(733)	(899)	166	(1,340)	(1,687)	347
Finance result, net	6	(27)	33	(13)	26	(39)
Share of net loss of associates	(1,232)	(531)	(701)	(2,079)	(531)	(1,548)
Net loss from continuing operations	(1,959)	(1,457)	(502)	(3,432)	(2,192)	(1,240)
Net profit from discontinued operations	118	14,335	(14,217)	118	11,983	(11,865)
Net profit or (loss) for the period	(1,841)	12,878	(14,719)	(3,314)	9,791	(13,105)
Basic and diluted net loss per share:
From continuing operations	(0.02)	(0.01)	(0.01)	(0.03)	(0.02)	(0.01)
From discontinued operations	0.00	0.14	(0.14)	0.00	0.12	(0.12)
Total basic and diluted net loss per share	(0.02)	0.13	(0.15)	(0.03)	0.10	(0.13)
Net increase / (decrease) in cash during the period	(524)	2,160	(2,684)	(1,041)	(77)	(964)
Cash and cash equivalents as of June 30	2,301	3,788	(1,487)	2,301	3,788	(1,487)
Shareholders’ equity	7,213	12,651	(5,438)	7,213	12,651	(5,438)

Financial Summary:

Income decreased by CHF 0.2 million during the six-month period ended June 30, 2025 compared to the same period ended June 30, 2024, primarily due to the completion of the R&D collaboration phase of our agreement with Indivior.

R&D expenses decreased by CHF 0.2 million during the six-month period ended June 30, 2025 compared to the same period ended June 30, 2024, primarily due to lower GABAB PAM outsourced R&D expenses related to our R&D collaboration agreement with Indivior.

G&A expenses decreased by CHF 0.4 million during the six-month period ended June 30, 2025 compared to the same period ended June 30, 2024, primarily due to reduced legal fees.

The net result decreased by CHF 13.1 million during the six-month period ended June 30, 2025 compared to the same period ended June 30, 2024, primarily due to gross proceeds of CHF 14.0 million from the sale of a part of our business executed on April 2, 2024 and recognized as discontinued operations. During the same period ended June 30, 2025, the net loss from continuing operations increased by CHF 1.2 million primarily due to an increased share of loss from the investment in Neurosterix US Holdings accounted for using the equity method since April 2, 2024.

Basic and diluted loss per share amounted to CHF 0.03 per share for the six-month period ended June 30, 2025 compared to a basic and diluted profit per share of CHF 0.10 for the same period ended June 30, 2024.

Cash and cash equivalents decreased to CHF 2.3 million at June 30, 2025, compared to CHF 3.8 million at June 30, 2024. The decrease of CHF 1.5 million between June 30, 2025 and June 31, 2024 is primarily due to operating activities.

Half-Year 2025 Consolidated Financial Statements:

The Half-Year 2025 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:

A conference call will be held tomorrow on October 1, 2025, at 16:00 CEST (15:00 BST / 10:00 EDT / 07:00 PDT) to review the financial results. Tim Dyer, Chief Executive Officer and Mikhail Kalinichev, Head of Translational Science will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:

1.

Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial-in numbers, and a unique Personal PIN.

2.

In the 10 minutes prior to the call’s start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Webcast registration URL:

https://edge.media-server.com/mmc/p/vh6nhzwt

Conference call registration URL:

https://register-conf.media-server.com/register/BI403a5726888046a6a0645698cc9fdaec

About Addex Therapeutics

Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex’s partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders and has successfully completed IND enabling studies. Addex is advancing an independent GABAB PAM program for chronic cough. Addex holds a 20% equity interest in a private spin out company, Neurosterix LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, mGlu7 NAM for mood disorders and mGlu2 NAM for mild neurocognitive disorders. In addition, Addex has invested in Stalicla, a private Swiss company pioneering a precision medicine approach for neurodevelopmental and neuropsychiatric disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer	Mike Sinclair
Chief Executive Officer	Partner, Halsin Partners
Telephone: +41 22 884 15 55	+44 (0)7968 022075
PR@addextherapeutics.com	msinclair@halsin.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F, prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.